UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.     )

Hilton Grand Vacations Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

43283X105

(CUSIP Number)

Tyler S. Henritze

The Blackstone Group LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Brian M. Stadler

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS HLT Holdco III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,927,180
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,927,180
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,927,180
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS HLT BREH VI Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,513
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 122,513
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,513
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS HLT A23 Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,203,187
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,203,187
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS HLT BREP VI.TE.2 Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,477,956
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,477,956
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,477,956
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS HLT A23 BREH VI Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,210
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,210
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS HLT BREH Intl II Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,645
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,645
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS HLT Holdco II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,927,180
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,927,180
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,927,180
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS HLT Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,927,180
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,927,180
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,927,180
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS HLT BREP VI.TE.2 Holdings Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,477,956
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,477,956
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,477,956
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS HLT BREH VI-A Holdings Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,210
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,210
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS HLT BREH Intl II Holdings Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,645
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,645
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS BH Hotels Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,252,880
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,252,880
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,252,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,252,880
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,252,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,252,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,252,880
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,252,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,252,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,477,956
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,477,956
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,477,956
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,210
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,210
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings International II-Q L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,645
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,645
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,477,956
	8	SHARED VOTING POWER 36,252,880
	9	SOLE DISPOSITIVE POWER 3,477,956
	10	SHARED DISPOSITIVE POWER 36,252,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,730,836
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS BREA VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,477,956
	8	SHARED VOTING POWER 36,252,880
	9	SOLE DISPOSITIVE POWER 3,477,956
	10	SHARED DISPOSITIVE POWER 36,252,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,730,836
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Blackstone Management Associates V L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,252,880
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,252,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,252,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS BMA V L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,252,880
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,252,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,252,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS BREP VI Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,210
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,210
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS BREP International II-Q GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,645
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,645
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS BREP International II-Q GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,645
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,645
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,758,691
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,758,691
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,758,691
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,758,691
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,758,691
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,758,691
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,758,691
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,758,691
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,758,691
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,758,691
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,758,691
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,758,691
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,758,691
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,758,691
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,758,691
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 43283X105

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,763,102
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,763,102
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,763,102
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Hilton Grand Vacations Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6355 MetroWest Boulevard, Suite 180, Orlando, Florida 32835.

Item 2.	Identity and Background

(a)-(b)  Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	HLT Holdco III LLC, a Delaware limited liability company,

(ii)	HLT BREH VI Holdco LLC, a Delaware limited liability company,

(iii)	HLT A23 Holdco LLC, a Delaware limited liability company,

(iv)	HLT BREP VI.TE.2 Holdco LLC, a Delaware limited liability company,

(v)	HLT A23 BREH VI Holdco LLC, a Delaware limited liability company,

(vi)	HLT BREH Intl II Holdco LLC, a Delaware limited liability company (collectively, together with the entities listed in clauses (i)-(v), the “Sponsor Stockholders”),

(vii)	HLT Holdco II LLC, a Delaware limited liability company,

(viii)	HLT Holdco LLC, a Delaware limited liability company,

(ix)	HLT BREP VI.TE.2 Holdings Holdco LLC, a Delaware limited liability company,

(x)	HLT BREH VI-A Holdings Holdco LLC, a Delaware limited liability company,

(xi)	HLT BREH Intl II Holdings Holdco LLC, a Delaware limited liability company,

(xii)	BH Hotels Holdco LLC, a Delaware limited liability company (collectively, together with the entities listed in clauses (i)-(xi), “Holdco Subsidiaries”),

(xiii)	Blackstone Real Estate Partners VI L.P., a Delaware limited partnership,

(xiv)	Blackstone Capital Partners V L.P., a Delaware limited partnership,

(xv)	Blackstone Real Estate Partners VI.TE.2 L.P., a Delaware limited partnership,

(xvi)	Blackstone Real Estate Holdings VI L.P., a Delaware limited partnership,

(xvii)	Blackstone Real Estate Holdings International II-Q L.P., an Alberta, Canada company, (collectively, together with the entities listed in clauses (xiii-xvi), the “Blackstone Funds”),

(xviii)	Blackstone Real Estate Associates VI L.P., a Delaware limited partnership,

(xix)	BREA VI L.L.C., a Delaware limited liability company,

(xx)	Blackstone Management Associates V L.L.C., a Delaware limited liability company,

(xxi)	BMA V L.L.C., a Delaware limited liability company,

(xxii)	BREP VI Side-by-Side GP L.L.C., a Delaware limited liability company,

(xxiii)	BREP International II-Q GP L.P., a Delaware limited partnership,

(xxiv)	BREP International II-Q GP L.L.C., a Delaware limited liability company,

(xxv)	Blackstone Holdings III L.P., a Québec société en commandite,

(xxvi)	Blackstone Holdings III GP L.P., a Delaware limited partnership,

(xxvii)	Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company,

(xxviii)	The Blackstone Group L.P., a Delaware limited partnership,

(xxix)	Blackstone Group Management L.L.C., a Delaware limited liability company (each of the foregoing a “Blackstone” entity), and

(xxx)	Stephen A. Schwarzman, a citizen of the United States of America.

The principal business address of each of the Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(c) The principal business of each of the Holdco Subsidiaries is to own the securities described herein. The principal business of the Blackstone Funds is investing in securities

The principal business of Blackstone Real Estate Associates VI L.P. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Partners VI L.P., Blackstone Real Estate Partners VI.TE.2 L.P., and other affiliated Blackstone entities. The principal business of BREP VI Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Holdings VI L.P. and other affiliated Blackstone entities. The principal business of BREA VI L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Associates VI L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Management Associates V L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Capital Partners V L.P. and other affiliated Blackstone entities. The principal business of BMA V L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Management Associates V L.L.C. and other affiliated Blackstone entities.

The principal business of BREP International II-Q GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Holdings International II-Q L.P. and other affiliated Blackstone entities. The principal business of BREP International II-Q GP L.L.C. is performing the function of, and serving as, the general partner of BREP International II-Q L.P. and other affiliated Blackstone entities.

The managing member of BREA VI L.L.C. and BMA V L.L.C. and the sole member of BREP VI Side-by-Side GP L.L.C. and BREP International II-Q GP L.L.C. is Blackstone Holdings III L.P. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The Sponsor Stockholders are shareholders of Hilton Worldwide Holdings Inc. (“HLT”). On January 3, 2017 (the “Effective Date”), HLT made a pro rata distribution of Issuer and Park Hotels & Resorts Inc. (“Park”) common stock to HLT shareholders (the “Spin-offs”). As part of the Spin-offs, HLT shareholders received one share of Issuer Common Stock for every ten shares of HLT common stock they held.

Item 4.	Purpose of Transaction.

The Sponsor Stockholders acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Sponsor Stockholders. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Kenneth A. Caplan is an employee of The Blackstone Group L.P. or its affiliates. Mr. Caplan was designated by the Sponsor Stockholders to serve as a director of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are a total of 98,802,597 shares of Common Stock outstanding as of January 4, 2017, as reported in the Issuer’s Current Report on Form 8-K, dated January 4, 2017.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, HLT Holdco III LLC directly owns 34,927,180 shares of Common Stock, HLT BREH VI Holdco LLC directly owns 122,513 shares of Common Stock, HLT A23 Holdco LLC directly owns 1,203,187 shares of Common Stock, HLT BREP VI.TE.2 Holdco LLC directly owns 3,477,956 shares of Common Stock, HLT A23 BREH VI Holdco LLC directly owns 7,210 shares of Common Stock, HLT BREH Intl II Holdco LLC directly owns 20,645 shares of Common Stock, and Stephen A. Schwarzman directly holds 4,411 shares of Common Stock.

The sole member of HLT Holdco III LLC is HLT Holdco II LLC. The sole member of HLT Holdco II LLC is HLT Holdco LLC. The sole member of HLT Holdco LLC, HLT BREH VI Holdco LLC and HLT A23 Holdco LLC is BH Hotels Holdco LLC (“BH Hotels”).

The managing members of BH Hotels are Blackstone Real Estate Partners VI L.P. and Blackstone Capital Partners V L.P. The general partner of Blackstone Capital Partners V L.P. is Blackstone Management Associates V L.L.C. The sole member of Blackstone Management Associates V L.L.C is BMA V L.L.C. The general partner of Blackstone Real Estate Partners VI L.P. is Blackstone Real Estate Associates VI L.P. The general partner of Blackstone Real Estate Associates VI L.P. is BREA VI L.L.C. The managing member of each of BREA VI L.L.C. and BMA V L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT BREP VI.TE.2 Holdco LLC is HLT BREP VI.TE.2 Holdings Holdco LLC. The sole member of HLT BREP VI.TE.2 Holdings Holdco LLC is Blackstone Real Estate Partners VI.TE.2 L.P. The general partner of Blackstone Real Estate Partners VI.TE.2 L.P. is Blackstone Real Estate Associates VI L.P. The general partner of Blackstone Real Estate Associates VI L.P. is BREA VI L.L.C. The managing member of BREA VI L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT BREH Intl II Holdco LLC is HLT BREH Intl II Holdings Holdco LLC. The controlling member of HLT BREH Intl II Holdings Holdco LLC is Blackstone Real Estate Holdings International II-Q L.P. The general partner of Blackstone Real Estate Holdings International II-Q L.P. is BREP International II-Q GP L.P. The general partner of BREP International II-Q GP L.P. is BREP International II-Q GP L.L.C. The sole member of BREP International II-Q GP L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT A23 BREH VI Holdco LLC is HLT BREH VI-A Holdings Holdco LLC. The sole member of HLT BREH VI-A Holdings Holdco LLC is Blackstone Real Estate Holdings VI L.P. The general partner of Blackstone Real Estate Holdings VI L.P. is BREP VI Side-by-Side GP L.L.C. The sole member of BREP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed (other than by the Reporting Persons, to the extent they directly hold shares of Common Stock). The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in the shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

HNA Sale

On October 24, 2016, HLT, the Sponsor Stockholders, certain affiliates of the Sponsor Stockholders, and HNA Tourism Group Co., Ltd. (“HNA”) entered into a stock purchase agreement (the “Stock Purchase Agreement”), pursuant to which HNA agreed to acquire 247,500,000 shares of HLT common stock, representing approximately 25% of the outstanding shares of HLT common stock (the “Sale”). Under the terms of the Stock Purchase Agreement, HNA will pay $26.25 per share of HLT common stock or an aggregate amount in cash of approximately $6.5 billion. The Stock Purchase Agreement contemplated that the Sale would include shares of the common stock of the Issuer and the shares of the common stock of Park if the Spin-offs were consummated prior to the Sale. After giving effect to the Spin-offs and the 1-for-3 reverse stock split of HLT previously announced by HLT on Form 8-K on January 4, 2017, the Sale will consist of 82,500,000 shares of HLT common stock at $54.57 per share, 24,750,000 shares of Issuer common stock at $24.32 per share and 49,500,000 shares of Park common stock at $28.14 per share, which shares would be acquired by HNA for the same aggregate consideration of approximately $6.5 billion. The Sale is expected to close, subject to customary closing conditions (including receipt of regulatory approvals in the United States, China and certain other countries), in the first quarter of 2017. On December 2, 2016, the U.S. Federal Trade Commission granted early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. HNA has deposited $500 million into an escrow account, which deposit will be released to the Sponsor Stockholders and their affiliates if the Stock Purchase Agreement is terminated in certain circumstances relating to the failure to obtain regulatory approvals in China or HNA’s breach of the agreement.

Stockholders’ Agreement

The Sponsor Stockholders entered into a stockholders agreement with the Issuer, dated as of January 2, 2017 (the “Stockholders Agreement”).

Directors. Under the Stockholders Agreement, the Sponsor Stockholders may designate a number of directors equal to: (i) if the Sponsor Stockholders and the other owners of HLT prior to its December 2013 initial public offering (collectively, “pre-IPO owners”) beneficially own at least 50% of the Issuer’s outstanding Common Stock, 50% of the total number of directors comprising the Issuer’s Board, rounded down to the nearest whole number; (ii) if the pre-IPO owners beneficially own at least 40% (but less than 50%) of the Issuer’s outstanding Common Stock, 40% of the total number of directors comprising the Board, rounded down to the nearest whole number; (iii) if the pre-IPO owners beneficially own at least 30% (but less than 40%) of the Issuer’s outstanding Common Stock, 30% of the total number of directors comprising the Board, rounded down to the nearest whole number; (iv) if the pre-IPO owners beneficially own at least 20% (but less than 30%) of the Issuer’s outstanding Common Stock, either (x) 20% of the total number of directors comprising the board of directors, rounded down to the nearest whole number, if the total number of directors is 10 or more or (y) the lowest whole number that is greater than 20% of the total number of directors comprising the Board if the total number of directors is less than 10; and (v) if the pre-IPO owners beneficially own at least 5% (but less than 20%) of the Issuer’s outstanding Common Stock, the lowest whole number that is greater than 10% of the total number of directors comprising the Board. The above-described provisions of the Stockholders Agreement will remain in effect until the Sponsor Stockholders are no longer entitled to nominate a director pursuant to such agreement, unless the Sponsor Stockholders request earlier termination.

The Issuer has previously announced its intention to increase the size of its Board to ten directors after the consummation of the Sale. Assuming no change in its current beneficial ownership other than as a result of the Sale, one of the members of the board of directors would continue as a designee of the Sponsor Stockholders. In addition, assuming no change in its current beneficial ownership other than as a result of the Sale, the Sponsor Stockholders will be entitled to designate an additional board member.

Tax Stockholders Agreement.

On January 2, 2017, the Sponsor Stockholders and certain affiliates of the Sponsor Stockholders, the Issuer and HLT entered into an agreement intended to preserve the tax-free status of the distributions in the Spin-offs (the “Tax Stockholders Agreement”). The Tax Stockholders Agreement provides for certain covenants that may limit issuances or repurchases of Issuer Common Stock in excess of specified percentages, dispositions of Issuer Common Stock, the common stock of HLT or the common stock of Park by the Sponsor Stockholders and certain of its affiliates, and transfers of interests in the Sponsor Stockholders and certain of its affiliates that directly or indirectly own Issuer Common Stock, the common stock of HLT or the common stock of Park. Additionally, the Tax Stockholders Agreement may limit issuances or repurchases of stock by HLT in excess of specified percentages.

Registration Rights Agreement

On October 24, 2016, the Sponsor Stockholders, HLT Holdco II LLC and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides that the Sponsor Stockholders will have customary “demand” and “piggyback” registration rights. The Registration Rights Agreement also will require Issuer to pay certain expenses relating to such registrations and indemnify the registration rights holder against certain liabilities under the Securities Act of 1933, as amended.

Margin Loan Facility

HLT Holdco III LLC (the “Borrower”) has entered into (i) a Margin Loan Agreement dated as of June 30, 2014 (as amended from time to time, the “Loan Agreement”) with the lenders party thereto (each, a “Lender”) and Morgan Stanley Senior Funding, Inc. as administrative agent (the “Administrative Agent”) and (ii) Pledge and Security Agreements, in each case between one of the Lenders or its affiliate, as secured party (each, a “Secured Party” and, collectively, the “Secured Parties”) and Borrower, as pledgor (the “Borrower Pledge Agreements”). In addition, HLT Holdco III LLC’s affiliates, HLT Holdco II LLC, HLT BREH Intl II Holdco LLC, HLT BREH VI Holdco LLC, HLT BREP VI.TE.2 Holdco LLC, HLT Holdco III Prime LLC, HLT BREH Intl II Holdco Prime, LLC, HLT BREH VI Holdco Prime, LLC and HLT BREP VI.TE.2 Holdco Prime, LLC (each, a “Guarantor” and collectively, the “Guarantors”) have each entered into (x) with each Secured Party, a Pledge and Security Agreement (each, a “Guarantor Pledge Agreement” and, collectively with the Borrower Pledge Agreements, the “Pledge Agreements”) and (y) with the Administrative Agent and the Lenders, a full recourse Guarantee of the Borrower’s obligations under the Loan Agreement (each, a “Guarantee” and, collectively with the Loan Agreement and the Pledge Agreements, the “Loan Documents”).

As of January 3, 2017, the Borrower has borrowed an aggregate of $3,074,000,000 (not including any interest paid in kind) under the Loan Agreement. Pursuant to the Pledge Agreements, the Borrower’s obligations under the Loan Agreement are secured by a pledge of a basket of shares of common stock owned by the Borrower and the Guarantors, initially consisting of shares of common stock of HLT, Park and the Issuer. As of January 3, 2017, the Borrower and the Guarantors have collectively pledged approximately (i) 132.5 million shares of HLT common stock, (ii) 39.8 million shares of Issuer Common Stock and (iii) 79.5 million shares of Park common stock (collectively, the “Pledged Shares”).

The loans under the Loan Agreement mature on or about June 30, 2018. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require the Borrower to pre-pay the loan proceeds, post additional collateral, and the Secured Parties may exercise their rights to foreclose on, and dispose of, the Pledged Shares and other collateral, in each case, in accordance with the Loan Documents.

The description of the Stock Purchase Agreement, Stockholders Agreement, Tax Stockholders Agreement and Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of January 13, 2017, by and among the Reporting Persons (filed herewith).

Exhibit B	Stockholders Agreement (incorporated by reference to exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on January 4, 2017)

Exhibit C	Registration Rights Agreement (incorporated by reference to exhibit 10.6 to the Issuer’s Registration Statement on Form 10, as amended, filed on November 14, 2016)

Exhibit D	Tax Stockholders Agreement (incorporated by reference to exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on January 4, 2017)

Exhibit E	Stock Purchase Agreement (incorporated by reference to exhibit 99.1 to HLT’s Current Report on Form 8-K filed on October 24, 2016)

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2017

HLT HOLDCO III LLC

By:	/s/ Kenneth A. Caplan
Name:	Kenneth A. Caplan
Title:	Senior Managing Director

HLT HOLDCO II LLC

By:	/s/ Kenneth A. Caplan
Name:	Kenneth A. Caplan
Title:	Senior Managing Director

HLT HOLDCO LLC

By:	/s/ Kenneth A. Caplan
Name:	Kenneth A. Caplan
Title:	Senior Managing Director

HLT BREH VI HOLDCO LLC
By:	BH Hotels Holdco LLC, its sole member
By:	Blackstone Real Estate Partners VI L.P., its managing member,
By:	Blackstone Real Estate Associates VI L.P, its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

HLT A23 HOLDCO LLC

By:	/s/ Kenneth A. Caplan
Name:	Kenneth A. Caplan
Title:	Senior Managing Director

HLT BREP VI.TE.2 HOLDCO LLC
By:	HLT BREP VI.TE.2 Holdings Holdco LLC, its sole member
By:	Blackstone Real Estate Partners VI.TE.2 L.P., its sole member
By:	Blackstone Real Estate Associates VI L.P., its general partner,
By:	BREA VI L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

[Hilton Grand Vacations Inc. – Schedule 13D]

HLT A23 BREH VI HOLDCO LLC
By:	HLT BREH VI-A Holdings Holdco LLC, its sole member
By:	Blackstone Real Estate Holdings VI L.P., its sole member
By:	BREP VI Side-by-Side GP L.L.C.

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

HLT BREH INTL II HOLDCO LLC

By:	/s/ Kenneth A. Caplan
Name:	Kenneth A. Caplan
Title:	Senior Managing Director

BH HOTELS HOLDCO LLC
By:	Blackstone Real Estate Partners VI L.P., its managing member,
By:	Blackstone Real Estate Associates VI L.P, its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BLACKSTONE REAL ESTATE PARTNERS VI L.P.
By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BLACKSTONE REAL ESTATE ASSOCIATES VI L.P.
By:	BREA VI L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BREA VI L.L.C.

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BLACKSTONE CAPITAL PARTNERS V L.P.
By:	Blackstone Management Associates V L.L.C., its general partner
By:	BMA V L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Hilton Grand Vacations Inc. – Schedule 13D]

BLACKSTONE MANAGEMENT ASSOCIATES V L.L.C.
By:	BMA V L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BMA V L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

HLT BREP VI.TE.2 HOLDINGS HOLDCO LLC
By:	Blackstone Real Estate Partners VI.TE.2 L.P., its sole member
By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BLACKSTONE REAL ESTATE PARTNERS VI.TE.2 L.P.
By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

HLT BREH VI-A HOLDINGS HOLDCO LLC
By:	Blackstone Real Estate Holdings VI L.P., its sole member
By:	BREP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BLACKSTONE REAL ESTATE HOLDINGS VI L.P.
By:	BREP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BREP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

[Hilton Grand Vacations Inc. – Schedule 13D]

HLT BREH INTL II HOLDINGS HOLDCO LLC
By:	Blackstone Real Estate Holdings International II-Q L.P., its sole member
By:	BREP International II-Q GP L.P., its general partner
By:	BREP International II-Q GP L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BLACKSTONE REAL ESTATE HOLDINGS INTERNATIONAL II-Q L.P.
By:	BREP International II-Q GP L.P., its general partner
By:	BREP International II-Q GP L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BREP INTERNATIONAL II-Q GP L.P.
By:	BREP International II-Q GP L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BREP INTERNATIONAL II-Q GP L.L.C.

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BLACKSTONE HOLDINGS III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Hilton Grand Vacations Inc. – Schedule 13D]

THE BLACKSTONE GROUP L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Hilton Grand Vacations Inc. – Schedule 13D]